EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
EpiCept Corporation:
We consent to the use of our reports dated December 12, 2005, with respect to the consolidated balance sheets of Maxim Pharmaceuticals, Inc. and subsidiaries (a development stage company) as of September 30, 2005 and 2004, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2005, and for the period from inception (October 23, 1989) through September 30, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2005 and the effectiveness of internal control over financial reporting as of September 30, 2005, incorporated herein by reference.
/s/ KPMG LLP
KPMG LLP
San Diego, California
March 21, 2006